Exhibit 1

MEDIA

RELEASE

31 OCTOBER 2014

RETIREMENT OF ANN PICKARD

Westpac Chairman Lindsay Maxsted today announced that Ann Pickard has decided to retire from the Board at the conclusion of the 2014 Annual General Meeting on 12 December 2014.

Ms Pickard has been a member of the Westpac Board since December 2011. During her time as a Director, Ms Pickard served on both the Board Risk & Compliance and Board Remuneration Committees.

Following her executive relocation to the United States, and the expectation that her commitments in North America (as the head of Shell’s Arctic operations) will increase in 2015, Ms Pickard has reluctantly chosen to retire from the Board.

Mr Maxsted said: “On behalf of the company and the Board, I would like to thank Ann for her valued contribution to the Westpac Group. Ann’s significant global experience has been an asset to the Board providing wise and thoughtful counsel and always exhibiting the highest level of integrity.”

Ms Pickard said: “My term on the Westpac Board has been stimulating and rewarding. I have enjoyed working with the very talented executive team and wish them and the Bank every success for the future.”

ENDS

For Further Information

Samantha Stevens

Westpac Media Relations

TEL 02 8219 8512

MOB 0400693915